Exhibit 99.1

Mobileye Announces Second Quarter 2015 Financial Results

Second Quarter 2015 Highlights:

•	Total revenue of $52.8 million, up 57% year-over-year
•	Non-GAAP net income of $23.7 million
•	Non-GAAP fully diluted EPS of $0.10
•	Generated $22.8 million in free cash flow

JERUSALEM, Israel – August 6, 2015 – (NYSE: MBLY) – Mobileye N.V., the global leader in the development of vision and data analysis for Advanced Driver Assistance Systems and autonomous driving, today announced financial results for the quarter ended June 30, 2015.

“The second quarter demonstrated continued strong performance, highlighted by new EyeQ3 launches and increased demand for existing programs," stated Ziv Aviram, co-founder, president and chief executive officer of Mobileye.  "During the quarter, we saw further support for regulatory implementation of ADAS and continued customer interest in the adoption of autonomous driving.  Looking forward, Mobileye will continue to develop innovative technologies to maintain our leadership position and benefit from the accelerating autonomous industry trends.”

Second Quarter 2015 Financial Highlights

•	Revenue: Total revenue for the second quarter of 2015 was $52.8 million, an increase of 57% compared to $33.7 million in the prior-year period. Within total revenue, original equipment manufacturing (OEM) revenue was $43.6 million, compared to $28.8 million in the prior-year period. After market (AM) revenue contributed the remaining $9.2 million of total revenue for the second quarter of 2015 compared to $4.9 million in the prior-year period.

•	Net Income and Earnings per Share: GAAP net income for the second quarter of 2015 was $15.3 million, or $0.06 per diluted share. This compares to GAAP net income of $0.2 million or approximately breakeven on a per share basis for the second quarter of 2014. GAAP results included share-based compensation expense of $8.4 million for the second quarter of 2015 and $11.0 million for the second quarter of 2014.

Non-GAAP net income for the second quarter of 2015 was $23.7 million, or $0.10 per share, based on 237.8 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $11.2 million, or $0.05 per share, based on 216.5 million weighted average diluted shares outstanding during the second quarter of 2014. Non-GAAP net income excludes share-based compensation expense.

•	Cash, restricted bank deposits, marketable securities and cash flow: At June 30, 2015, Mobileye had cash and cash equivalents, restricted bank deposits, and marketable securities of $422.2 million, compared to $426.2 million at March 31, 2015.

The company generated $23.6 million in net cash from operating activities for the second

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quarter of 2015 compared to $23.4 million for the second quarter of 2014. The company generated $22.8 million in free cash flow for the 2015 second quarter compared to $20.0 million for the comparable 2014 quarter. Free cash flow represents net cash provided by operating activities minus capital expenditures.

A reconciliation of the non-GAAP financial measures to GAAP measures has been provided in the financial tables included in this press release. An explanation of the non-GAAP financial measures and how they are calculated is included below under the heading “Non-GAAP Financial Measures.”

Quarterly Conference Call

Mobileye will host a conference call at 7:00 a.m. Eastern Daylight Time (U.S. time) today (Thursday, August 6, 2015) to review the company’s financial results for the second quarter ended June 30, 2015 and to provide guidance for the remainder of fiscal 2015. A live Webcast of the conference call will be accessible from the Investor Relations section of Mobileye’s website at http://ir.mobileye.com. An archive of the Webcast will be available through November 4, 2015.

About Mobileye

Mobileye N.V. is the global leader in the development of vision and data analysis for Advanced Driver Assistance Systems and autonomous driving. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are or will be integrated into car models from 23 global automakers including BMW, Ford, General Motors, Nissan and Volvo. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause our actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in Mobileye’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2014. Mobileye undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with those of other companies in our industry, many of which present similar non-GAAP financial

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measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings (losses) per share or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reason we consider them appropriate. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income (loss). To arrive at our non-GAAP net income (loss), we exclude share-based compensation expense from our GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•	We believe that elimination of share-based compensation expense is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;
•	We use this non-GAAP measure in conjunction with our GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•	We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operating results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their GAAP reporting.

Non-GAAP EPS. To arrive at our non-GAAP EPS, we divided the non-GAAP net income by the sum of the number of our outstanding ordinary shares during the relevant period and the number of ordinary shares resulting from the conversion of all of our outstanding class shares into ordinary shares with no liquidation preference on a one-to-one basis as set forth in our articles of association. Immediately prior to our IPO on August 1, 2014, all outstanding class shares were converted into ordinary shares.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. Free cash flow is important to reflect the cash that can allow us to pursue business strategies and opportunities and fulfill our goals. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means of evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.

From time to time, we may also provide guidance regarding projected Non-GAAP net income (loss) on an aggregate and per share basis. We cannot provide a reconciliation of our projected non-GAAP net income (loss) to projected GAAP net income (loss) for any future period due to the fluctuations of our stock price and the limited availability of historical stock price information due to our recent IPO, which impact share-based compensation. Therefore, the

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information necessary for a quantitative reconciliation is not available to us without unreasonable efforts.

Company Contact:

Yonah Lloyd

Chief Communications Officer / SVP Business Development

yonah.lloyd@mobileye.com

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(in thousands, except per share data)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2015	2014	2015	2014
Revenue	$98,408	$69,302	$52,827	$33,653
Cost of revenue	25,605	17,375	13,570	8,565

Gross profit	72,803	51,927	39,257	25,088

Operating costs and expenses

Research and development, net	20,232	16,785	10,505	8,164
Sales and marketing	6,979	5,462	3,483	2,620
General and administrative	15,887	41,525	8,230	10,674

Total operating expenses	43,098	63,772	22,218	21,458

Operating profit (loss)	29,705	(11,845)	17,039	3,630

Interest income	688	718	513	333
Financial income (loss), net	(434)	33	160	319

Profit (loss) before taxes on income	29,959	(11,094)	17,712	4,282

Taxes on income	(4,546)	(8,276)	(2,437)	(4,093)

Net income (loss) for the period	$25,413	$(19,370)	$15,275	$189

Basic and diluted income (loss) per share:
Amount allocated to participating shareholders	-	-	-	(159)
Net income (loss) applicable to Ordinary shares	25,413	(19,370)	15,275	30
Basic	$0.12	$(0.60)	$0.07	$0.00
Diluted	$0.11	$(0.60)	$0.06	$0.00

Weighted average number of ordinary shares (in thousands)
Basic	216,287	32,071	217,362	32,071
Diluted	237,417	32,071	237,837	32,071

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MOBILEYE N.V.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME

(UNAUDITED)

(in thousands, except per share data)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2015	2014	2015	2014

GAAP net income (loss) as reported	$25,413	$(19,370)	$15,275	$189

Non-GAAP adjustment
Expenses recorded for Stock-based compensation
Cost of revenues	10	15	5	7
Research and development	3,871	2,359	2,036	1,089
Sales and marketing	1,031	1,803	608	723
General and administrative	11,563	38,969	5,752	9,154
Total adjustment	16,475	43,146	8,401	10,973

Non-GAAP net income	41,888	23,776	23,676	11,162

Non-GAAP net income per share
Basic	$0.19	$0.12	$0.11	$0.06
Diluted	$0.18	$0.11	$0.10	$0.05

Weighted average number of shares (in thousands)
Basic	216,287	202,513	217,362	202,513
Diluted	237,417	213,941	237,837	216,485

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MOBILEYE N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands)

	June 30,	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$159,647	$339,881
Restricted bank deposits	2,360	2,315
Marketable securities	38,318	32,895
Trade account receivables, net	23,415	15,806
Inventories	27,291	17,626
Other current assets	8,004	9,820
Total current assets	259,035	418,343

Long-term assets
Marketable securities	221,878	-
Property, plant and equipment, net	10,297	8,787
Funds in respect of employee rights upon retirement	9,109	7,969
Other assets	2,013	1,307
Total long-term assets	243,297	18,063

Total assets	$502,332	$436,406
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$26,553	$17,870
Employee related accrued expenses	4,804	3,961
Other current liabilities	12,138	5,739
Total current liabilities	43,495	27,570

Long-term liabilities
Liability in respect of employee rights upon retirement	10,878	9,350
Long-term liabilities	5,094	4,812
Total long-term liabilities	15,972	14,162

Total liabilities	59,467	41,732

Shareholders’ equity

Share capital	2,547	2,511
Additional paid-in capital	546,643	523,315
Accumulated other comprehensive loss	(767)	(181)
Accumulated deficit	(105,558)	(130,971)
Total shareholders’ equity	442,865	394,674

Total liabilities and shareholders’ equity	$502,332	$436,406

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2015	2014	2015	2014
Cash flows from operating activities
Net income (loss) for the period	$25,413	$(19,370)	$15,275	$189
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	1,618	1,179	831	663
Exchange rate differences	(577)	134	(1,241)	25
Liability in respect of employee rights upon retirement	1,528	1,033	1,208	665
Loss (profit) from marketable securities	168	41	135	(189)
Share-based compensation	16,475	43,146	8,401	10,973
Changes in asset and liabilities:
Trade accounts receivables, net	(7,609)	(8,481)	(118)	122
Other current assets	1,839	1,075	3	32
Inventories	(9,665)	(4,238)	(6,420)	(3,711)
Other long-term assets	(706)	(216)	(659)	(134)
Account payables and accrued expenses	9,076	7,664	4,260	10,437
Employee-related accrued expenses	843	586	(765)	206
Other current liabilities	6,399	1,768	2,318	1,906
Long-term liabilities	282	4,074	392	2,176
Net cash provided by operating activities	45,084	28,395	23,620	23,360

Cash flows from investing activities
Change in restricted and short-term deposits	25	2,475	25	11,305
Proceeds from maturities/sales of marketable securities	129,675	11,975	126,443	7,763
Purchase of marketable securities	(357,730)	(18,656)	(247,988)	(9,818)
Funds in respect of employee right upon retirement	(837)	(813)	(476)	(526)
Purchase of property and equipment	(3,521)	(3,456)	(809)	(3,374)
Net cash provided by (used in) investing activities	(232,388)	(8,475)	(122,805)	5,350

Cash flows from financing activities
Issuance expenses	-	(303)	-	(303)
Cash paid in respect of withholding taxes related to exercise of options	-	-	(28,000)	-
Exercise of options	6,866	641	1,863	28
Net cash provided by (used in) financing activities	6,866	338	(26,137)	(275)

Increase (decrease) in cash and cash equivalents	(180,438)	20,258	(125,322)	28,435
Balance of cash and cash equivalents at the beginning of the period	339,881	72,560	284,331	64,274
Exchange rate differences on cash and cash equivalents	204	(134)	638	(25)
Balance of cash and cash equivalents at the end of the period	$159,647	$92,684	$159,647	$92,684

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MOBILEYE N.V.

RECONCILIATION OF GAAP NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOWS

(UNAUDITED)

(in thousands)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2015	2014	2015	2014

GAAP net cash from operating activities as reported	$45,084	$28,395	$23,620	$23,360

Capital Expenditures	(3,521)	(3,456)	(809)	(3,374)
Free Cash Flow	41,563	24,939	22,811	19,986

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